UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest,

77 Wing Lok Street,

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in This Form 6-K Report

On September 16, 2025, Galaxy Payroll Group Limited (the “Company”) received a notification from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) stating that the Company will be afforded an additional 180 calendar day period (or until March 16, 2026) to regain compliance with Nasdaq’s minimum bid price requirement.

As previously disclosed, on March 17, 2025, the Company received a notice from Nasdaq stating that, for the 30 consecutive business days ending March 14, 2025, the closing bid price for the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded an initial 180-day period to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Company did not regain compliance within the initial 180-day period, the Company could be eligible for additional time.

The Company did not regain compliance with the minimum bid price requirement during the initial 180-day period. However, Nasdaq determined that the Company was eligible for the additional 180-day period within which to regain compliance. In order to regain compliance, the bid price for shares of the Company’s ordinary shares must close at $1.00 per share or more for a minimum of ten consecutive business days. The Company intends to cure the deficiency during the additional 180-day period by effecting a reverse stock split, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAXY PAYROLL GROUP LIMITED

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: September 18, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release

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